

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Mr. William Wright
President and Chief Financial Officer
Infrared Systems International
4550 NW Newberry Hill Road
Suite 202
Silverdale, Washington 98383

      RE: **Infrared Systems International**
               Form 10-K for the fiscal year ended September 30, 2010
               Filed January 13, 2011
               Form 10-Q for the period ended December 31, 2010
               Filed February 18, 2011
               Form 8-K/A filed February 15, 2011
               Form 8-K dated August 30, 2010
               Form 8-K filed April 16, 2010
               Form 8-K filed April 21, 2010
               File No. 333-147367

Dear Mr. Wright:

      We have reviewed your response filed January 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Forms 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1   We see from your response to our prior comment 1 that you impaired the note
         during the fourth quarter ended September 30, 2010. Please tell us how you
         accounted for the note in your June 30, 2010 balance sheet.

2   We see from your response to our prior comment 2 that you determined the fair
         value of the acquisition to be approximately $310,000 with goodwill comprising
         $305,000 of that amount. We also see that you determined that the goodwill was
         impaired and was written off in the fourth quarter ended September 30, 2010.
         Consistent with your response, we note that your statements of operation for the
         three and nine month periods ended June 30, 2010 included in your Form 10-Q
         for the period ended June 30, 2010, do not reflect the goodwill impairment
         charge. However, we note that your balance sheet at June 30, 2010 included in
         that same Form 10-Q does not reflect the $305,000 of goodwill as an asset.

         •   Please tell us where you reflected the goodwill of $305,000 related to the
             Focus acquisition on your balance sheet at June 30, 2010.
         •   Tell us when you performed the goodwill analysis, concluded that the
             goodwill was impaired, and recorded the charge.
         •   Tell us how you intend to correct your Form 10-Q for the period ended June
             30, 2010 to correctly reflect these events.

Form 8-K/A filed February 15, 2011

3   Please provide the interim financial statements as of and for the period ended
         March 31, 2010, and for the required corresponding interim period of the
         preceding year, as required by Rule 8-04 and Rule 8-03 of Regulation S-X.

(b) Pro Forma Financial Information

4   We note your disclosure that a final determination of the required accounting
         adjustments, including the allocation of the purchase price has not been made as
         of the dates of the pro forma's. Please explain.

Pro Forma Balance Sheet

5   We note that your pro forma Balance Sheet does not include any adjustments to
         reflect the assets of Focus systems consistent with your purchase accounting as
         presented as part of footnote 5 to your Form 10-K for the year ended September
         30, 2010. Please explain and revise to include adjustments to reflect assets and

liabilities that were not purchased from ProPalms, the fair value adjustments made as part of your purchase accounting, etc. Confirm to us whether, as part of your purchase of the stock of Focus Systems, you acquired the liabilities included on Focus Systems balance sheet as of March 31, 2010.

6   Please explain your adjustment to Preferred stock, while we see that it appears you are adjusting to eliminate the Preferred shares, your total line does not appear to foot across.

7   Please also revise to reference each adjustment to footnotes explaining the nature of each adjustment, including any calculations necessary to understand the adjustment.

Pro Forma Statement of Operations

8   We see that the pro forma revenues presented as part of your pro forma statement of operations is significantly higher than your reported revenues since the acquisition and it appears that this is largely because of the significant ISP revenues that Focus previously reported. Please describe to us the nature of the ISP revenues, whether you have continued to earn similar revenues since the acquisition and your plans at the acquisition date regarding the business from which Focus generated the ISP revenues.

Form 10-K for the year ended September 30, 2010

Item 1. Business, page 3

Infrared Applications, page 4

9   Please reconcile your disclosure herein that royalties from Kollsman were $85,600 in fiscal 2010 with $109,190 of royalty revenue reported on your Statements of Operations and your disclosure on page 24 where you state that during the years ended September 30, 2010 and 2009, 59% and 100% of your royalty revenues were generated through a single licensee, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Plan of Operation in the Next Twelve Months, page 12

10   We note your disclosure that recent changes with your VoIP distribution has enabled you to reduce expenses and allow for quicker deployment. Please revise in future filings to more fully explain to investors the changes you have

implemented that result in significant decreases in costs and quantify the amount of savings as part of your results of operations.

Selling, General and Administrative Expenses, page 12

11   We note your discussion that other general and administrative expenses increased to $140,765 in 2010, a 328% increase that is primarily attributed to an increase in utilities, rent, and taxes. However, we noted your discussion on page 22 that rent increased from $5,400 to $10,200 and your tax footnote does not appear to indicate any significant payment or increase in tax payments. Please explain the nature of the increase in costs further. Revise future filings as necessary.

Financial Statements, page 15

Report of Independent Registered Accounting Firm, page 15

12   We see that the opinion provided by Child, Van Wagoner & Bradshaw refers to their audits as of and for the periods ended September 30, 2009 and 2008. Please amend your Form 10-K to provide your predecessor auditors opinion that only covers the periods in the 10-K, i.e. an opinion as of and for the year ended September 30, 2009.

Note 1. Summary of Significant Accounting Policies, page 21

Accounts Receivable, page 21

13   We see that your Focus subsidiary recorded bad debt expense of approximately $140,000 during the fiscal year ending September 30, 2011. It is unclear to us what these aged receivables relate to since it did not appear from your purchase accounting for Focus that you recorded any receivables, nor did it appear that you recorded these significant revenues and receivables subsequent to the purchase of Focus. Please tell us what these receivables relate to, whether you acquired these receivables as part of the purchase of Focus, or if they were recorded subsequent to the purchase date. Please also tell us how you accounted for the related revenues.

Revenue Recognition, page 22

14   We see from your disclosure that revenues derived from Focus Systems are billed on a monthly basis. Your disclosure does not indicate, however, when revenues are earned. Please revise to indicate the nature of the services provided, the terms of your agreements, including the services provided, the period over which you provide the services, and your determination regarding when you earn the related

revenues in accordance with SAB 104. Please similarly revise your discussion included as part of your Results of Operations.

15   In this regard, we noted that you recorded approximately $60,000 of the $75,000 in total service revenues for the fiscal year in the fourth quarter. Please explain the significant increase in the fourth quarter, e.g. tell us if you signed any new contracts for service during the period.

16   We also see that you generated some revenues from consulting arrangements where you assembled existing equipment and readied the assembled equipment for shipment. We note your disclosure that you recognize this revenue when the equipment has been assembled, there is an agreed upon price and collection is reasonably assured. Please tell us if you recognize the related revenues gross or net, and explain your accounting basis for the method you determined appropriate. Please also tell us the amount of related consulting revenues recognized in fiscal 2010 and fiscal 2009. Lastly, please tell us how you recognize the related expenses, we note your discussions of significant cost overruns related to this project on page 5, tell us how you classified these related expenses.

Item 9A. Controls and Procedures, page 26

(b) Changes in Internal Controls, page 26

17   We see that you disclose there were changes in your internal control over financial reporting that may have materially affected your internal control over financial reporting during the fourth quarter of the year. Please amend your 10-K to disclose those changes that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We refer you to Item 308(c) of Regulation S-K.

(c) Management's Report on Internal Control over Financial Reporting, page 26

18   The discussion you included in Management's Report on Internal Control over Financial Reporting section of your Form 10-K does not appear to fully comply with Item 308 of Regulation S-K since it does not include management's conclusion as to whether your internal control over financial reporting was effective or was not effective at the date of your evaluation, it only indicates that you determined that material weaknesses exist. Please amend your 10-K to provide the required management's report on internal control over financial reporting that includes a conclusion regarding the effectiveness of your internal control over financial reporting, including a statement that your principle executive and principle financial officer(s) concluded that your internal control

over financial reporting is not effective as of September 30, 2010 (the end of your most recent fiscal year). We refer you to Item 308(a)(3) of Regulation S-K.

19   We note the disclosure relating to your evaluation of the effectiveness of your disclosure controls and procedures as of September 30, 2009 based on the criteria established by COSO. Please note that management's evaluation under the requirements of Item 308 of regulation S-K should be of the effectiveness of your internal control over financial reporting and not on disclosure controls and procedures, as currently disclosed. Also your assessment should be as of the end of your most recent fiscal year (i.e. September 30, 2010), not September 30, 2009 as currently disclosed. Please amend your 10-K to address the aforementioned.

20   Disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness, and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

Form 8-K dated August 30, 2010, filed December 20, 2010

21   We see that you purchased a 50% interest in the stock of AquaLiv on December 16, 2010 for $400,000 paid in the form of 400,000 shares of Series A Preferred Stock. Please tell us why the 8-K is dated August 30, 2010.

22   We noted your disclosure that the financial statements for AquaLiv, Inc., will be produced in an amended 8-K to be filed within 71 calendar days from the date following the filing of the 8-K, as provided in Rule 8-04(b) of Regulation S-X. Please provide us with the results of your significance tests under Rule 8-04 of Regulation S-X and tell us how many years of financial statements you are preparing. Please confirm that you will also provide the pro forma financial information required by Rule 8-05 of Regulation S-X. Tell us when you anticipate filing such financial statements.

Form 10-Q for the period ended December 31, 2010

Financial Statements, page 3

Statements of Operations, page 4

23   We see that sales increased significantly during the period, and that is primarily related to what you refer to as 'Sales' of $114,217. We note that this is a new, separate line item on the statement of operations, but do not see any related

discussion of the nature of the sales and your related revenue recognition policies in the footnotes to your financial statements. In addition, we also note that as part of your Results of Operations on page 10, you state only that sales revenues were added for the first time and comprised approximately 80% of your revenue for the period. Please tell us the nature of the revenue generating activities and your related revenue recognition policies.

Statements of Cash Flows, page 5

24   Please tell how you have reflected the goodwill impairment in the cash flows from operating activities section of the statement.

25   Please describe to us the transaction from which you recorded the proceeds of capital stock issuance – i.e., tell us whether you issued common or preferred shares for cash during the period. If, as it appears, the amount relates to your acquisition of AquaLiv, then it would not be reported as a financing activity, but rather it should be reported as an investing activity. Please explain.

Note 5. AquaLiv Acquisition, page 6

26   We note your discussion on page 8 that you purchased 50% of the outstanding stock of AquaLiv in exchange for 400,000 shares of Preferred stock, however we do not see any discussion in the footnotes regarding your accounting for the acquisition.
  •   Please explain to us how you have accounted for the acquisition of AquaLiv.
  •   Please specify if you have accounted for the acquisition as a business combination in accordance with FASB ASC 805 and 810 or as an equity method investment in accordance with FASB ASC 323, and other applicable guidance.
  •   Please explain your basis for your accounting conclusion, citing the applicable accounting literature used in your assessment.

Item 4. Controls and Procedures

(b) Changes in Internal Controls, page 11

27   We see that you disclose there were changes in your internal control over financial reporting that may have materially affected your internal control over financial reporting "during the fourth quarter of the year covered by your annual report." Please amend your 10-Q to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (i.e. during the quarterly period ended December 31, 2010), rather than during the fourth quarter of the year covered by your annual report as currently disclosed. Additionally, if changes occurred during your last fiscal quarter, that has

materially affected or is reasonably likely to materially affect your internal control over financial reporting, please specifically disclose those changes. We refer you to Item 308(c) of Regulation S-K.

(c) Management's Report on Internal Control over Financial Reporting, page 11

28   Please note that Item 4 of Form 10-Q only requires you to provide the information required by Item 307 of Regulation S-K, i.e., management's conclusion of the effectiveness of your controls and procedures, and Item 308(c) of Regulation S-K relating to changes in your internal controls over financial reporting during the quarter. We note the disclosure relating to your evaluation of the effectiveness of your disclosure controls and procedures as of September 30, 2009 based on the criteria established by COSO. It appears that you are comingling the disclosures required by Item 308 and 307. From the various references to internal control over financial reporting included in this section, it appears that you intended to provide the disclosures required by Item 308 of Regulation S-K. Please tell us whether your management performed such an evaluation as of the end of the quarter. If you did not, please revise the filing to remove the disclosures under the heading "(c) Management's Report on Internal Control over Financial Reporting." To the extent such an evaluation was performed, revise this section to fully comply with the requirements of Item 308 of Regulation S-K, including clearly disclosing your management's conclusion that your internal controls over financial reporting were not effective as of December 31, 2010. We note that material weaknesses were identified.

        You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3212 with any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Jeff Jaramillo
                                        Accounting Branch Chief